FINANCIAL STATEMENT

Principal Securities, Inc.
Year Ended December 31, 2025
With Report and Supplemental Report of
Independent Registered Public Accounting Firm

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Principal Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711 High Street
(No. and Street)

Des Moines	Iowa	50392
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dawn Roberts	515-283-5863	roberts.dawn@principal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

801 Grand Ave, Suite 3100	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dawn Roberts _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Principal Securities, Inc _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Financial Officer _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Principal Securities, Inc.

Financial Statement

Year Ended December 31, 2025

Contents



Ernst & Young US, LLP
700 Nicollet Mall, 5th floor
Minneapolis MN 55402

Tel: +1 612 343 1000
Fax: +1 612 339 1726
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Principal Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Principal Securities, Inc. as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since at least 1985, but we are unable to determine the specific year.

March 2, 2026

Principal Securities, Inc
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$ 51,287,775
Receivables from:	
Affiliates	17,704,186
Clearing organization, net	2,016,948
Others	1,173,290
Prepaid expenses	3,119,269
Loans to financial professionals, net	3,008,504
Capitalized computer software development costs (net of accumulated depreciation of $602,524)	935,413
Income taxes receivable	1,595,777
Net deferred income taxes	755,106
Total assets	$ 81,596,268

Liabilities and stockholder's equity

Liabilities:	
Commissions payable	$ 702,951
Unearned Revenue	271,667
Accounts payable	1,079,150
Payables to:	
Principal Life Insurance Company	25,787,504
Other affiliates	1,332,810
Total liabilities	29,174,082
Stockholder's equity:	
Common stock, par value $10.00 per share – authorized 50,000 shares; issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly owned subsidiary of Principal Financial Group, Inc.)	400,000
Additional paid-in capital	241,667,044
Retained earnings (deficit)	(189,644,858)
Total stockholder's equity	52,422,186
Total liabilities and stockholder's equity	$ 81,596,268

See accompanying notes.

Principal Securities, Inc.

Notes to Statement of Financial Condition

1. Organization and Nature of Business

Principal Securities, Inc. ("the Company") is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), which is a wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"), a Delaware business corporation.

The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is an introducing broker-dealer that clears certain securities transactions on a fully disclosed basis through its clearing agent (National Financial Services LLC) and, accordingly, does not carry securities accounts for customers or perform custodial functions relating to their securities. The Company, through its one reportable segment, primarily engages in the solicitation and sale of securities-related products and services to retail investors. Such offerings may include: Brokerage Services, Advisory Services, Investment Company products, and variable products.

The Company's chief operating decision maker ("CODM") is Dawn Roberts, Chief Financial Officer and Finance and Operations Principal. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measures of segment revenue, significant segment expense detail, and segment net income (loss) are reported on the Statement of Operations. Segment assets can be found in the Statement of Financial Condition.

In the ordinary course of business, the Company enters into transactions with PFG and subsidiaries of PFG, including the allocation of shared service expenses. The Company's results might be significantly different if it operated as a stand-alone entity.

Principal Securities, Inc.

Notes to Statement of Financial Condition

2. Significant Accounting Policies

Basis of Presentation

The Company maintains its financial records in U.S. dollars. The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

The Company's cash and cash equivalents include demand deposits and money market funds. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits.

Credit Losses

The Company estimates lifetime expected credit losses considering available relevant information about historical events, current conditions and reasonable and supportable forecasts.

2. Significant Accounting Policies (continued)

The Company's evaluation included but was not limited to evaluating receivable balances within scope of the guidance carried at book value for credit losses using judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Based on the Company's evaluation of both historical experience and evaluating future scenarios, the Company determined the likelihood of credit related losses are extremely remote for the current year. The Company evaluated the impact of the provisions of ASC 326-20 and determined that as of December 31, 2025, credit loss allowance is immaterial for the Company.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures (Topic 740), which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures by requiring disaggregation of income taxes paid by major tax jurisdictions and additional detail in the rate reconciliation between the U.S. federal statutory tax rate and the effective income tax rate. The amendments in this update are effective for annual periods beginning after December 15, 2024. The Company adopted ASU No. 2023-09 for fiscal year 2025. The adoption did not have a material impact on the Company's financial statements.

Principal Securities, Inc.
Notes to Statement of Financial Condition

3. Income Taxes

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2025, is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2025.

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred income taxes as of December 31, 2025, were as follows:

Deferred income tax assets:	
Employee benefits	$ 746,441
Deferred losses	68,854
Stock compensation	690,253
Other	40,136
Total deferred income tax assets	1,545,684
Deferred income tax liabilities:	
Prepaid expenses	(790,578)
Total deferred income tax (liabilities)	(790,578)
Total net deferred income tax assets	$ 755,106

In management's judgment, total deferred income tax assets are more likely than not to be realized.

Principal Securities, Inc.

Notes to Statement of Financial Condition

3. Income Taxes (continued)

Other Tax Information

On July 4, 2025, the United States enacted Public Law 119-21. The accounting consequences of a change in tax law are required to be recognized in the period legislation is enacted. Generally, a company is also required to consider the impact of new tax law on realizability of deferred tax assets ("DTA's"), including determination of whether a change in valuation allowance is necessary. We evaluated the provisions of Public Law 119-21 and incorporated the effects into our 2025 financial statements, which were not material. We will continue to monitor developments related to the legislation and assess any future impacts as additional guidance becomes available.

The U.S. federal statute of limitations has expired for years prior to 2015. The IRS is currently auditing our U.S. federal income tax returns for tax years 2015-2018 and 2019-2022. The statutes remain open through normal statute extensions. We do not expect the results of these audits, subsequent related adjustments or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

We believe we have adequate defenses against, or sufficient provisions for, contested issues, but final resolution could take several years depending on whether legal remedies are pursued. Consequently, we do not believe issues that might arise in tax years subsequent to 2014 will have a material impact on our net income.

4. Fair Value Measurements

We use fair value measurements to record fair value of certain assets and liabilities and to estimate fair value of financial instruments not recorded at fair value but required to be disclosed at fair value. Certain financial instruments, particularly policyholder liabilities other than investment contracts, are excluded from these fair value disclosure requirements. Assets and liabilities were reflected in Receivables from Clearing organization, net in the Statement of Financial Condition.

4. Fair Value Measurements (continued)

Cash and cash equivalents include investments in money market mutual funds that are registered under the Investment Company Act of 1940 and seek to maintain a stable net asset value of $1.00 per share and classified as Level 1. These funds are redeemable on demand and are classified as cash equivalents. As of December 31, 2025, the Company had $20,339,048 of investments in money market mutual funds, which are included in Cash and cash equivalents on the Statement of Financial Condition. Due to the short-term nature of cash and cash equivalents, the carrying amounts approximate fair value. Accordingly, cash and cash equivalents are not included in the fair value hierarchy table.

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety considering factors specific to the asset or liability.

- Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 – Fair values are based on at least one significant unobservable input for the asset or liability.

4. Fair Value Measurements (continued)

Determination of Fair Value

The following discussion describes the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis. The techniques utilized in estimating the fair value of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions about our business, its value or financial position based on the fair value information of financial instruments presented below.

Fair value estimates are made based on available market information and judgments about the financial instrument at a specific point in time. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. We validate prices through an investment analyst review process, which includes validation through direct interaction with external sources, review of recent trade activity or use of internal models. In circumstances where broker quotes are used to value an instrument, we generally receive one non-binding quote. Broker quotes are validated through an investment analyst review process, which includes validation through direct interaction with external sources and use of internal models or other relevant information. We did not make any significant changes to our valuation processes during 2025.

4. Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2025, are included in the Clearing organizations, net on the Financial Condition and were as follows:

		Fair value hierachy level			
	Level 1	Level 2	Level 3	Total	
Assets					
Securities owned:					
Corporate equity securities	$ 68,061	$ -	$ -	$ 68,061	
Exchange-traded funds	166,361	-		166,361	
Total assets measured at fair value on a recurring basis	$ 234,422	$ -	$ -	$ 234,422	
Liabilities					
Securities sold, but not yet purchased:					
Corporate equity securities	456,326	-	-	456,326	
Total liabilities measured at fair value on a recurring basis	$ 456,326	$ -	$ -	$ 456,326	

5. Loans to financial professionals

Loans to financial professionals bearing interest at rates between 4.5-9.5% and due at dates between 2027-2033 are primarily amounts due on forgivable notes to financial professionals. The forgivable notes are expensed when the financial professionals perform the required service. For the year ended December 31, 2025 the Company expensed $105,762 for loan forgiveness. The Company has a 5% allowance on these loans.

6. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

6. Contingencies (continued)

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as the SEC, FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

Miller, Kelly Kocan v. Principal Securities, Inc., Harry Charles Yett III, and Michael Bird

Kelly Miller, a customer of two former Registered Representatives, filed a FINRA arbitration. Ms. Miller alleges breach of fiduciary duty, negligence, negligent supervision, violation of FINRA rules, breach of contract, conversion, violation of securities laws, and control person liability. Management believes that a loss is reasonably possible. The estimated range of reasonably possible loss is $1,100,000 to $1,500,000, based on information currently available. No accrual has been recorded, as the loss is not considered probable.

7. Subsequent Events

The Company's management has evaluated all subsequent events through March 2, 2026, and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements and related notes.